UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: December 10, 2009

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Publicly Traded Stock Corporation
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
              Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                        No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Contents

On December 9, 2009, the Polish Competition and Consumer Protection Office delivered to CEMEX Polska Sp. ZO.O, or CEMEX Polska, an indirect subsidiary of CEMEX, S.A.B. de C.V. located in Poland, its decision against Polish cement producers related to an investigation which covered a period from 1998 to 2006. The decision imposes fines on a number of Polish cement producers, including CEMEX Polska. The fine imposed on CEMEX Polska is Polish Zloty 115 million (approximately U.S.$40.5 million), which is 10% of CEMEX Polska’s total revenue in 2008. CEMEX Polska disagrees with the decision, denies any wrongdoing and intends to initiate an appeal before the Polish Court of Competition and Consumer Protection within 14 days of December 9, 2009. The decision will not be enforced until all appeals are exhausted.

This report on Form 6-K contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions.  Many factors could cause future  events to be materially different from those expressed or implied in this release. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual events may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this report on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	December 10, 2009	By:		/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller